

09065039

D.A. 12/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 21825 |



FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Recom Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8501 Westmoreland Lane
(No. and Street)

Minneapolis (City) MN (State) 55426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Merle Levitt 952-545-1343
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lehrman, Flom & Co., P.L.L.P.
(Name – *if individual, state last, first, middle name*)

600 Highway 169 South, Suite 820, Minneapolis, MN 55426
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Merle Levitt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Recom Securities, Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


DIANA L. MULLIGAN
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 1-31-10

1-31-10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CONTENTS



Lehrman, Flom & Co., P.L.L.P.
Certified Public Accountants & Consultants

600 Highway 169 South, Suite 820
Minneapolis, MN 55426
952-546-5306 fax 952-546-8882
www.lehrmanflom.com

Arnold Lehrman, CPA
Harvey Z. Flom, CPA
Miles H. Locketz, CPA,ABV
Stephen P. Exley, CPA,CFP
Stanley E. Eisenberg, CPA
Nancy S. Lehrman, CPA

Arthur B. Summerfield, CPA
(1938-2005)
Morris Lehrman, CPA
(1920-2002)

## Independent Auditors' Report

The Board of Directors
Recom Securities, Inc.
8501 Westmoreland Lane
Minneapolis, Minnesota 55426

We have audited the accompanying statements of financial condition of Recom Securities, Inc. (a Minnesota corporation) as of June 30, 2009 and 2008, and the related statements of income (loss), changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Recom Securities, Inc. at June 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Lehrman, Flom & Co., P.L.L.P.

October 30, 2009

# RECOM SECURITIES, INC.

## STATEMENTS OF FINANCIAL CONDITION

June 30, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 125,657 | $ 112,564 |
| Receivables from clearing organization and other | 25,485 | 30,271 |
| Loans receivable - officers | 273,000 | 315,000 |
| Marketable securities owned | 6,247 | 19,800 |
| Refundable income taxes | 2,144 | 1,945 |
| Property and equipment, at cost, less accumulated depreciation of $48,599 (June 30, 2008) | - | - |
| Other assets | 400 | 400 |
| | $ 432,933 | $ 479,980 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | |
| Accounts payable and accrued expenses | $ 7,736 | $ 10,118 |
| Total liabilities | 7,736 | 10,118 |
| Common stock, par value $.10 per share<br>Authorized 25,000 shares<br>Issued and outstanding 2,000 shares | 200 | 200 |
| Additional paid-in capital | 19,800 | 19,800 |
| Retained earnings | 405,197 | 449,862 |
| Total shareholder's equity | 425,197 | 469,862 |
| | $ 432,933 | $ 479,980 |

*See accompanying notes*

## RECOM SECURITIES, INC.

### STATEMENTS OF INCOME (LOSS)

Years Ended June 30, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **REVENUES** | | |
| Commissions and principal transactions | $ 533,251 | $ 713,712 |
| Interest | 120,331 | 208,250 |
| | 653,582 | 921,962 |
| **EXPENSES** | | |
| Employee compensation and benefits | 276,305 | 370,474 |
| Clearing costs | 126,128 | 189,049 |
| Occupancy and equipment rental | 91,104 | 117,333 |
| Taxes, other than income taxes | 16,585 | 24,547 |
| Other operating expenses | 431,788 | 215,914 |
| | 941,910 | 917,317 |
| **INCOME (LOSS) FROM OPERATIONS** | (288,328) | 4,645 |
| Gain on sale of customer accounts | 243,763 | - |
| **INCOME (LOSS) BEFORE INCOME TAXES** | (44,565) | 4,645 |
| Income taxes | 100 | 1,326 |
| **NET INCOME (LOSS)** | $ (44,665) | $ 3,319 |

*See accompanying notes*

# RECOM SECURITIES, INC.

## STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

Years Ended June 30, 2009 and 2008

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Totals |
|---|---|---|---|---|
| Balances at June 30, 2007 | $ 200 | $ 19,800 | $ 446,543 | $ 466,543 |
| Net income - 2008 | - | - | 3,319 | 3,319 |
| Balances at June 30, 2008 | 200 | 19,800 | 449,862 | 469,862 |
| Net loss - 2009 | - | - | (44,665) | (44,665) |
| Balances at June 30, 2009 | $ 200 | $ 19,800 | $ 405,197 | $ 425,197 |

*See accompanying notes*

## RECOM SECURITIES, INC.

### STATEMENTS OF CASH FLOWS
Years Ended June 30, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 125,657 | $ 112,564 |
| Receivables from clearing organization and other | 25,485 | 30,271 |
| Loans receivable - officers | 273,000 | 315,000 |
| Marketable securities owned | 6,247 | 19,800 |
| Refundable income taxes | 2,144 | 1,945 |
| Property and equipment, at cost, less accumulated depreciation of $48,599 (June 30, 2008) | - | - |
| Other assets | 400 | 400 |
| | $ 432,933 | $ 479,980 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | |
| Accounts payable and accrued expenses | $ 7,736 | $ 10,118 |
| Total liabilities | 7,736 | 10,118 |
| Common stock, par value $.10 per share Authorized 25,000 shares Issued and outstanding 2,000 shares | 200 | 200 |
| Additional paid-in capital | 19,800 | 19,800 |
| Retained earnings | 405,197 | 449,862 |
| Total shareholder's equity | 425,197 | 469,862 |
| | $ 432,933 | $ 479,980 |

*See accompanying notes*

## NOTES TO FINANCIAL STATEMENTS

### 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: The Company is a discount commission broker-dealer registered with the Securities and Exchange Commission. Its business consists primarily of soliciting and servicing customer accounts which are introduced on a fully disclosed basis to a carrying broker-dealer. The Company does not carry customer accounts or effect transactions on a principal basis. Income is derived primarily from commissions on introduced business. Prior to the sale of its customer accounts on April 30, 2009, the Company conducted its business from offices in Minneapolis, MN and Chicago, IL (See note 9). The Company remains a licensed broker-dealer with licenses to operate in 39 states and Washington, DC.

Marketable Securities Owned: Marketable securities are valued at market value, except for those securities that are not readily marketable, which are valued at fair value as determined by management.

Commission Income and Clearing Costs: Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Advertising Costs: The Company does not engage in direct-response advertising. All advertising costs are charged to operations as incurred and were $9,511 and $10,555 for the years ended June 30, 2009 and 2008, respectively.

Depreciation: The Company records depreciation of equipment by use of accelerated methods of computation.

Statements of Cash Flows: For purposes of the statements of cash flows, the Company considers liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### 2. LOANS RECEIVABLE – OFFICERS

This is an unsecured demand note due from the sole shareholder of the Company with an annual interest rate of .75%. The prior year's receivable was a non-interest bearing note due from an officer-employee of the Company.

## 3. RETIREMENT PLAN

The Company has a defined contribution profit sharing plan covering all full-time employees of the Company who have completed one year of service and are age 21 or older. Contributions to the Plan are determined each year by the Board of Directors. For the years ended June 30, 2009 and 2008 contributions were $-0-.

## 4. COMMITMENTS

The Company occupied office space on a month to month basis in Minneapolis and pursuant to a lease agreement in Chicago that expires December 2010. The agreements provide for basic monthly rentals plus a pro rata share of operating costs and real estate taxes. In addition, the Company has various rental agreements, primarily month-to-month, for office equipment. Rentals under all agreements amounted to $91,104 and $117,333 for the years ended June 30, 2009 and 2008, respectively.

At June 30, 2009, future basic rentals on the Chicago lease are as follows:

| | | |
|---|---|---|
| Year ending June 30, | 2010 | 16,800 |
| | 2011 | 8,400 |
| | | $ 25,200 |

## 5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2009, the Company had net capital of $148,716 which was $48,716 in excess of its required net capital of $100,000. The Company's net capital ratio was .05 to 1.

## 6. INCOME TAXES

The provision for income taxes consists of the following:

| | June 30 | |
|---|---|---|
| | 2009 | 2008 |
| Current | | |
| Federal | $ - | $ 1,026 |
| States | 100 | 895 |
| Realized tax benefit due to net operating loss carryover | - | (595) |
| | $ 100 | $ 1,326 |

In 2009 and prior years the Company incurred net operating losses that are available for carryforward to future years. Due to the uncertainty as to the use of these carryforwards, an income tax benefit has not been recorded as a deferred tax asset since it is totally offset by a valuation allowance.

At June 30, 2009, net operating losses in the amounts of $41,000 (federal), $170,000 (Minnesota) and $24,000 (Illinois) are available for carryforward to offset future taxable income. These carryovers expire between the years ending June 30, 2017 and 2029. The deferred tax benefit of these losses is $23,000.

## 7. CONCENTRATION OF CREDIT RISK

Financial instruments that could potentially subject the Company to credit risk include cash on deposit with financial institutions that exceed amounts insured by the Federal Deposit Insurance Corporation. At June 30, 2009 and 2008, uninsured amounts were $0 and $20,000, respectively.

## 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's activities primarily involve executions, settlement and financing of various securities transactions through a clearing organization. This may expose the Company to risk in the event the clearing organization is unable to fulfill its contractual obligations.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers are unable to fulfill contractual obligations within three business days after trade date.

## 9. SALE OF BUSINESS AND NON COMPETE AGREEMENT

On April 30, 2009, the customer accounts of Recom Securities, Inc. (the Company) were sold to York Securities, Inc. (York) for a base purchase price of $250,000. In addition, York will pay the Company additional amounts of $350,000 provided certain contingencies are met within the three year period ending April 30, 2012. As of June 30, 2009, $20,000 of the contingent purchase price has been met. Merle Levitt, sole shareholder of the Company, and the Company have agreed not to compete with York in the sale of marketable securities to the public during the period ending April 30, 2012.

* * * * *



Lehrman, Flom & Co., P.L.L.P.
Certified Public Accountants & Consultants

600 Highway 169 South, Suite 820
Minneapolis, MN 55426
952-546-5306 fax 952-546-8882
www.lehrmanflom.com

Arnold Lehrman, CPA
Harvey Z. Flom, CPA
Miles H. Locketz, CPA,ABV
Stephen P. Exley, CPA,CFP
Stanley E. Eisenberg, CPA
Nancy S. Lehrman, CPA

Arthur B. Summerfield, CPA (1938-2005)
Morris Lehrman, CPA (1920-2002)

## Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Recom Securities, Inc.
8501 Westmoreland Lane
Minneapolis, Minnesota 55426

We have audited the accompanying financial statements of Recom Securities, Inc. as of and for the years ended June 30, 2009 and 2008 and have issued our report thereon dated October 30, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lehrman, Flom + Co., P.L.L.P.

October 30, 2009

# RECOM SECURITIES, INC.

## COMPUTATIONS PURSUANT TO RULE 15c3-1
June 30, 2009

| | |
|---|---|
| **NET CAPITAL** | |
| Total shareholder's equity qualified for net capital | $ 425,197 |
| Deductions and/or charges | |
| Non-allowable assets | |
| Loan receivable - officer | (273,000) |
| Refundable income taxes | (2,144) |
| Other assets | (400) |
| Net capital before haircuts on securities positions (tentative net capital) | 149,653 |
| Haircuts on trading and investment securities | |
| Marketable securities | (937) |
| Net capital | $ 148,716 |
| **AGGREGATE INDEBTEDNESS** | |
| Items included in statement of financial condition | |
| Accounts payable and accrued expenses | $ 7,736 |
| Total aggregate indebtedness | $ 7,736 |
| Ratio: Aggregate indebtedness to net capital | .05 to 1 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital required | $ 515 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 100,000 |
| Excess net capital | $ 48,716 |
| Excess net capital at 1000% | $ 147,942 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** (Included in Part II of Form X-17a-5 as of June 30, 2009) | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 148,716 |
| Net capital, per above | $ 148,716 |

## RECOM SECURITIES, INC.

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

June 30, 2009

Recom Securities, Inc. is exempt from the requirement under rule 15c3-3(k)(2)(ii) as follows:

All customer transactions were cleared through another broker-dealer on a fully disclosed basis. The clearing firm is Ridge Clearing and Outsourcing Solutions, Inc.

# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, D.C.

## REPORT ON
## INTERNAL CONTROL

## RECOM SECURITIES, INC.
## Year Ended June 30, 2009



Lehrman, Flom & Co., P.L.L.P.
Certified Public Accountants & Consultants

600 Highway 169 South, Suite 820
Minneapolis, MN 55426
952-546-5306 fax 952-546-8882
www.lehrmanflom.com

Arnold Lehrman, CPA
Harvey Z. Flom, CPA
Miles H. Locketz, CPA,ABV
Stephen P. Exley, CPA,CFP
Stanley E. Eisenberg, CPA
Nancy S. Lehrman, CPA

Arthur B. Summerfield, CPA
(1938-2005)
Morris Lehrman, CPA
(1920-2002)

**Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3**

Board of Directors
Recom Securities, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Recom Securities, Inc. (the Company), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lehrman, Flom + Co., P.L.L.P.

October 30, 2009